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Exhibit 11.1

                    INTEGRAL SYSTEMS INC. AND SUBSIDIARIES
                       COMPUTATION OF EARNINGS PER SHARE
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                                       Three Months Ended
                                           December 31,

Basic:                                1998             1997
                                   ----------       ----------
Weighted average number
Of common shares                    5,857,499        5,740,238

Net income                         $  456,941       $  273,623

Earnings per share                 $     0.08       $     0.05


Diluted:

Weighted average number of
Common shares                       6,647,766        5,907,613

Net income                         $  456,941       $  273,623

Earnings per share                 $     0.07       $     0.05
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